

April 26, 2011

<u>Via U.S. Mail</u>

Mr. Wennan Li
Chief Executive Officer
Perfectenergy International Limited
No. 479 You Dong Road
Xinzhuang Town, Shanghai 201100
People's Republic of China

   Re: **Perfectenergy International Limited**
      Form 10-K for fiscal year ended October 31, 2010
      Filed January 31, 2011
      File No. 0-51704

Dear Mr. Li:

  We have completed our review of your filings and have no further comments at this time.

       Sincerely,

       Kevin L. Vaughn
       Accounting Branch Chief